H. Lundbeck A/S
9 Ottiliavej DK-2500 Valby
Copenhagen Denmark
Tel +45 3630 1311
Fax +45 3643 8262
E-mail anki@lundbeck.com
www.lundbeck.com

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
USA

03037125

Date 30 October 2003

Our ref ANKI

Your ref

Dear Sirs

Documents on H. Lundbeck A/S - Reg. No. 82-4973

We are pleased to enclose Releases 110-112, released in the period 10-14 October 2003, as required under *Filing Requirements Under Rule 12g3-2(b.*

Yours sincerely

Steen Juul Jensen
Divisional Director
Investor Relations & Corporate Reporting

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 110

10 October 2003

Lundbeck and Teva announce European submission of rasagiline as a treatment for Parkinson's disease

H. Lundbeck A/S and Teva Pharmaceutical Industries Ltd. announced today that the rasagiline regulatory file has been submitted to the European Agency for Evaluation of Medicinal Products (EMEA) for the treatment of Parkinson's disease (PD). This submission is based on data from three Phase III clinical trials which included over 1,500 PD patients, and follows the recent US and Canadian submissions.

Rasagiline is a novel, potent, second-generation irreversible monoamine oxidase type B (MAO-B) inhibitor. It differs from earlier propargylamine MAO-B inhibitors in its chemical structure, its greater potency and lack of amphetamine metabolites.

Upon receiving approval, rasagiline will be co-marketed in Europe by Lundbeck and Teva as part of a long term strategic alliance between the two companies.

Rasagiline is a joint development of Lundbeck, Teva and the Technion – Israel Institute of Technology.

The content of this release will have no influence on the Lundbeck Group's result for 2003. The company expects an increase in revenue of approximately 10% compared to 2002, while the operating profit is expected to increase by approximately 12% compared to 2002.

For further information please contact:
- Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 32660
- Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,500.

Ottiliavej 9
DK-2500 Valby København
Tel +45 36 30 13 11
Fax +45 36 43 82 62
E-mail investor@lundbeck.com
www.lundbeck.com

Teva Pharmaceutical Industries Ltd, headquartered in Israel, is among the top 30 pharmaceutical companies in the world. The company develops, manufactures, and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva's sales are in North America and Europe. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 111

13 October 2003

Settlement in UK court case

Lundbeck A/S commenced legal proceedings in the High Court of Justice in England & Wales against Lagap Pharmaceuticals Limited (now Sandoz Limited), a part of the Sandoz group, for infringement of certain patents relating to the manufacture of Citalopram.

On Monday 13 October 2003 the parties reached a settlement and Lundbeck agreed to licence the patents to Sandoz for certain territories. As part of this settlement, Lundbeck has for legal reasons withdrawn allegations of forgery and perjury against Matrix Laboratories Limited in the UK proceedings.

Lundbeck will maintain its right to pursue proceedings for infringement against other companies selling citalopram hydrobromide, including other customers of Matrix Laboratories Limited.

The content of this release will have no influence on the Lundbeck Groups result for 2003. The company expects an increase in revenue of approximately 10% compared to 2002, while the operating profit is expected to increase by approximately 12% compared to 2002.

For further information please contact:
- Hans Henrik Munch-Jensen, CFO, tel +45 36 30 15 11, ext. 32660
- Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,500.

H. Lundbeck A/S

Ottiliavej 9
DK-2500 Valby København

Tel +45 36 30 13 11
Fax +45 36 43 82 62

E-mail investor@lundbeck.com
www.lundbeck.com

Release No 112

14 October 2003

Date of release of interim report for the nine months ended 30 September 2003

Pursuant to Section 24(2) of the disclosure requirements for issuers of shares listed on the Copenhagen Stock Exchange A/S, H. Lundbeck A/S hereby announces that the company's interim report for the nine months ended 30 September 2003 will be published on 5 November 2003.

For further information please contact:
- Steen Juul Jensen, Director of Investor Relations & Corporate Reporting, tel +45 36 43 30 06
- Jacob Tolstrup, Investor Relations Officer, tel +45 36 43 30 79.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion. The number of employees is approx. 5,500.